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Chad Troutwine · 2nd

Partner at Delphi // Dragonfire

Santa Monica, California, United States · 500+ connections ·

Contact info

Delphi Interactive

Harvard University

Experience

Co-Founder & Partner

Delphi Interactive

Nov 2020 – Present · 4 mos

Santa Monica, California, United States

Delphi licenses global franchises and partners with elite developers to finance and co-publish AAA video games.

Co-Founder & Partner

Dragonfire

Oct 2017 – Present · 3 yrs 5 mos

Beverly Hills, California

Dragonfire develops, produces, and finances feature films and ultra-premium television programs.

Co-Founder & Chairman

Everydae

Feb 2019 – Present · 2 yrs 1 mo

Culver City, CA

Co-Founder & Chairman

Codesmith Engineering

Jan 2015 – Present · 6 yrs 2 mos

Greater Los Angeles Area

Codesmith teaches the next generation of technology leaders modern programing languages and machine learning at elite universities, live online, and at its Los Angeles and New York City campuses.

Co-Founder & CEO

Veritas Prep

Sep 2001 – Dec 2018 · 17 yrs 4 mos

Malibu, CA

Veritas Prep is the largest privately held test preparation and graduate school admissions consulting company in the world.

Located in Malibu, California, Veritas Prep operates in 90 cities around the world anc …see more

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Education

Harvard University

Master of Public Administration (MPA), City Governance
2009 – 2012
Activities and Societies: Center for Public Leadership, Harvard Kennedy School Admissions Committee

Yale University - Yale School of Management

MBA, Entrepreneurship
2000 – 2002
Activities and Societies: Winner of Yale Entrepreneurial Society Y2K Business Concept Competition

Decision Analysis & Game Theory

University of Missouri-Columbia

JD, Law
1994 – 1996
Activities and Societies: Order of the Barristers; Winner Moot Court Competition; Winner Mock Trial Competition; Finalist Negotiation Competition

Trial Law

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Volunteer experience

Henry Crown Fellow Class of 2013

The Aspen Institute
Jun 2013 – Present • 7 yrs 9 mos
Economic Empowerment

The Henry Crown Fellowship Program, established in 1997, seeks to develop the next generation of community-spirited leaders, providing them with the tools necessary to meet the challenges of business leadership in the 21st century. Each year, a class of 20-22 leaders is chosen to engage in a thought-provoking journey of personal exploration—to move beyond success to a place of growing significance in the world. The Fellowship challenges each individual to learn and to teach, and to stretch themselves further than they ever thought possible. It honors the memory of Chicago industrialist Henry Crown (1896-1990), whose legendary career was marked by a lifelong commitment to honor, integrity, industry and philanthropy.

Each class of Fellows is chosen from a wide pool of accomplished entrepreneurial leaders (between the ages of 30 and 45). These Fellows have already achieved considerable success in the private sector and are at an inflection point in their lives or careers—looking toward the

broader role they might take on in their communities or globally. The two-year program is comprised of a structured series of four seminars (approximately 24 days in total) under the guidance of skilled senior moderators of the Aspen Institute along with a required leadership Venture of each Fellow's own design and choosing. Seminars are held at the Aspen Institute campus in Aspen, Colorado, the Wye River facility on the Eastern Shore of Maryland, and at other locations around the world.

Patron

True/False Film Fest

Mar 2015 – Mar 2016 • 1 yr 1 mo

Arts and Culture

Alumni Board of Directors

Yale School of Management

May 2009 – Sep 2012 • 3 yrs 5 mos

Education

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